                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                          INTEK Diversified Corporation
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                                 (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                          (Title of Class of Securities)

                                   458134-10-3
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                                  (CUSIP Number)

             Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 1, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 458134-10-3
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Roamer One Holdings, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                2,800,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               2,800,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,800,000
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.2%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- -------------------------------------------------------------------------------

CUSIP No. 458134-10-3

     The Schedule 13D ("Schedule 13D") of Roamer One Holdings, Inc. ("Roamer") filed on October 3, 1994 and amended on June 26, 1995 regarding the Common Stock of INTEK Diversified Corporation ("INTEK"), par value $0.01 per share (the "Shares"), is hereby further amended as follows:

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is amended and supplemented as follows:

     (a) There are 11,125,278 Shares of INTEK outstanding. Roamer beneficially owns 2,800,000 Shares, or approximately 25.2% of the outstanding shares.

     (b) Nicholas R. Wilson, as a director, the President and the 73.5% owner of Roamer's outstanding common stock, has the sole power to direct the voting and disposition (except as set forth in Exhibit 7.G, attached hereto) of the Shares owned by Roamer.

     (c) Since the filing of Amendment No. 1 to Schedule 13D on June 26, 1995, Roamer has sold 800,000 Shares to Simmonds Capital, Ltd. (formally known as Simmonds Communications, Ltd.) ("SCL") as follows:

                                                      Approximate Per
     Date                 Number of Shares             Share Price
     ----                 ----------------            ---------------
 March 1, 1996                200,000                      $1.50
 April 8, 1996                 50,000                      $1.50
 April 29, 1996               150,000                      $1.50
 May 24, 1996                 200,000                      $1.50
 June 2, 1996                 200,000                      $1.50


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is amended and supplemented as follows:

     On February 27, 1996, Roamer and SCL amended the Option Agreement, as such term is defined in Amendment No. 1 to Schedule 13D, filed on June 26, 1995. A copy of such amendment to the Option Agreement is attached hereto as Exhibit 7.G.

CUSIP No. 458134-10-3

Item 7.   Material to be Filed as Exhibits.

     Item 7 of Schedule 13D is amended and supplemented as follows:

          Exhibit 7.G         --   Amendment to Option Agreement

CUSIP No. 458134-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 1996                         Roamer One Holdings, Inc.


                                             /s/ Steven L. Wasserman
                                             -------------------------------
                                             Steven L. Wasserman, Secretary

                          Exhibit Index

     Exhibit 7.G    --   Amendment to Option Agreement